Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

June 9, 2015

FILED VIA EDGAR TRANSMISSION

Mr. Jay Williamson
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, DC 20549

Re:	Professionally Managed Portfolios (the “Trust”) File Nos.: 33-12213 and 811-05037

Dear Mr. Williamson:

Per your request, I am writing this letter to explain the Trust’s rationale for utilizing Schedule 14A to reflect the reorganization of the Balter Long/Short Equity Fund (the “Fund”), a series of the Trust, into a newly formed identical series of Northern Lights Fund Trust II (the “Reorganization”).

It has become industry standard that when an existing fund reorganizes into a “shell” (i.e., a fund with no assets other than seed capital), no Form N-14 is required. (See Regulation of Investment Companies by Lemke, Lins, and Smith, §5.07 Registering Investment Company Securities Issued in Business Combination Transactions: Form N-14).

The use of a Schedule 14A proxy statement rather than a Form N-14 proxy statement/registration statement is based on Rule l45(a)(2) under the Securities Act of 1933 (“Securities Act”), which preserves the “no-sale” rule previously embodied in Rule 133 under the Securities Act with respect to transactions the sole purpose of which is to change the issuer’s domicile.  The Staff of the SEC has issued a series of no-action letters liberally construing the scope of Rule 145(a)(2) in the context of fund reorganizations to permit, among other things, changes in legal form, capital structure, voting arrangements, and investment policies.  (See, e.g., CIGNA Aggressive Growth Fund, Inc., SEC No-Action Letter (pub. avail. February 15, 1985).  See also Securities Act Release No. 5463 (February 28, 1974) (Illustration II (b)).1

For the above reasons, and with the precedence that has been set by this Trust and other investment companies,2 the Trust believes that filing the proxy statement for the Reorganization of the Fund on Schedule 14A is appropriate.

If you have any questions or wish to discuss this further, please do not hesitate to contact the undersigned at (626) 914-7363.

Sincerely,

/s/Elaine E. Richards

Elaine E. Richards, Esq.
President and Secretary of the Trust

1 http://www.dechert.com/files/Publication/50ce10f4-dbec-48e5-82cf-c9bfc33858ee/Presentation/PublicationAttachment/af2d9eb0-49f7-4701-844a-ce8aa65ff88f/M%26A_Board_Consolidation_King(9-02).PDF

Securities and Exchange Commission
June 9, 2015

2 http://www.sec.gov/Archives/edgar/data/811030/000089418912003892/brown_pre14a.htm - Brown Funds
http://www.sec.gov/Archives/edgar/data/811030/000089418912004534/perkins_pre14a.htm  - Perkins Discovery Fund
http://www.sec.gov/Archives/edgar/data/811030/000089418914002551/fundx_pre14a.htm - FundX Funds
http://www.sec.gov/Archives/edgar/data/1316506/000131650614000009/proxy8_1.htm - Clipper Fund